BlackRock Life Limited
 BlackRock Investment Management (UK) Limited
 BlackRock Asset Management Canada Limited*
 BlackRock (Luxembourg) S.A.
 BlackRock Investment Management (Australia) Limited
 BlackRock Fund Advisors
 BlackRock Asset Management Ireland Limited
 BlackRock Institutional Trust Company, National Association
 BlackRock Financial Management, Inc.



*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.